UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

IN8bio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45674E 109
(CUSIP Number)

Bios Equity Partners, LP
1751 River Run, Suite 400
Fort Worth, Texas 76107
Tel: (817) 984-9197

With a Copy to:

Rick Jordan
Polsinelli PC
2950 N. Harwood St., Suite 2100
Dallas, Texas 75201

Tel: (214) 397-0030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 574,432 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 574,432 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,432 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) 25,759,595 Shares issued in connection with a private placement that closed on October 4, 2024 (the “PIPE Shares”).

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,624 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,624 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,876,624 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 1,876,624 Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,211 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,211 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,211 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 251,211 Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS INCYSUS CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 997,433 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 997,433 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,433 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 997,433 Shares directly held by BIOS Incysus Co-Invest I, LP (“BIOS Incysus”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 570,724 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 570,724 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,724 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 570,724 Shares directly held by Bios Fund III, LP (“Bios Fund III”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS FUND III QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,727,597 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,727,597 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,597 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 3,727,597 Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS FUND III NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 601,980 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 601,980 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,980 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 601,980 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”) as of the date hereof.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS CLINICAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

(1) Excludes a total of 3,140,803 Shares issuable upon the exercise of warrants directly held by Bios Clinical Opportunity Fund, LP (“Bios COF”), consisting of 1,283,281 pre-funded warrants, 574,241 Series A warrants, 574,241 Series B warrants, and 709,040 Series C warrants as of the date hereof (together, the “Bios COF Warrants”). All of the Bios COF Warrants are exercisable as of the date hereof. However, each of the Bios COF Warrants is subject to a restriction on exercise to the extent the beneficial ownership of the Reporting Persons would exceed 4.99% (the “Beneficial Ownership Limitation”).

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BP DIRECTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,441 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,441 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,441 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 93,441 Shares issuable upon exercise of options granted in consideration for Travis Whitfill’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”). Pursuant to an agreement with BP Directors, LP (“Bios Directors”), Mr. Whitfill has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors. Mr. Whitfill is not currently an affiliate of any of the Reporting Persons.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,441 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,441 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,441 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 93,441 Shares issuable upon exercise of the Bios Directors Options. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. In its capacity as the general partner of Bios Directors, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,699,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,699,700 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,699,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 574,432 Shares directly held by Bios Fund II, (ii) 1,876,624 Shares directly held by Bios Fund II QP, (iii) 251,211 Shares directly held by Bios Fund II NT and (iv) 997,433 Shares directly held by BIOS Incysus, in each case, as of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and BIOS Incysus. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,900,301 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,900,301 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,301 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 570,724 Shares directly held by Bios Fund III, (ii) 3,727,597 Shares directly held by Bios Fund III QP and (iii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and (ii) the PIPE Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS EQUITY COF, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

(1) Excludes a total of 3,140,803 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity COF, LP (“Bios Equity COF”) is the general partner of Bios COF. In its capacity as the general partner of Bios COF, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios COF.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,693,442 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,693,442 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,442 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 93,441 Shares issuable upon exercise of the Bios Directors Options, (ii) 574,432 Shares directly held by Bios Fund II, (iii) 1,876,624 Shares directly held by Bios Fund II QP, (iv) 251,211 Shares directly held by Bios Fund II NT, (v) 997,433 Shares directly held by BIOS Incysus, (vi) ) 570,724 Shares directly held by Bios Fund III, (vii) 3,727,597 Shares directly held by Bios Fund III QP and (viii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,416,165 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,416,165 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,416,165 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 93,441 Shares issuable upon exercise of the Bios Directors Options, (ii) 574,432 Shares directly held by Bios Fund II, (iii) 1,876,624 Shares directly held by Bios Fund II QP, (iv) 251,211 Shares directly held by Bios Fund II NT, (v) 997,433 Shares directly held by BIOS Incysus, (vi) ) 570,724 Shares directly held by Bios Fund III, (vii) 3,727,597 Shares directly held by Bios Fund III QP, and (viii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Excludes a total of 3,140,803 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner of the Bios III Entities. Bios Equity COF is the general partner of Bios COF. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III, and is the general partner of Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III and the general partner of Bios Equity COF, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III Entities and Bios COF.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,693,442 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,693,442 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,442 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 93,441 Shares issuable upon exercise of the Bios Directors Options, (ii) 574,432 Shares directly held by Bios Fund II, (iii) 1,876,624 Shares directly held by Bios Fund II QP, (iv) 251,211 Shares directly held by Bios Fund II NT, (v) 997,433 Shares directly held by BIOS Incysus, (vi) ) 570,724 Shares directly held by Bios Fund III, (vii) 3,727,597 Shares directly held by Bios Fund III QP and (viii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner the Bios III Entities. Cavu Management, LP is a general partner of Bios Equity I, Bios Equity II, and Bios Equity III. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,416,165 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,416,165 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,416,165 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 93,441 Shares issuable upon exercise of the Bios Directors Options, (ii) 574,432 Shares directly held by Bios Fund II, (iii) 1,876,624 Shares directly held by Bios Fund II QP, (iv) 251,211 Shares directly held by Bios Fund II NT, (v) 997,433 Shares directly held by BIOS Incysus, (vi) ) 570,724 Shares directly held by Bios Fund III, (vii) 3,727,597 Shares directly held by Bios Fund III QP and (viii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Excludes a total of 3,140,803 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner of the Bios III Entities. Bios Equity COF is the general partner of Bios COF. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III, and is the general partner of Bios Equity COF. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III Entities and Bios COF.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,693,442 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,693,442 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,442 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 93,441 Shares issuable upon exercise of the Bios Directors Options, (ii) 574,432 Shares directly held by Bios Fund II, (iii) 1,876,624 Shares directly held by Bios Fund II QP, (iv) 251,211 Shares directly held by Bios Fund II NT, (v) 997,433 Shares directly held by BIOS Incysus, (vi) ) 570,724 Shares directly held by Bios Fund III, (vii) 3,727,597 Shares directly held by Bios Fund III QP and (viii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner the Bios III Entities. Cavu Management, LP is a general partner of Bios Equity I, Bios Equity II, and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,416,165 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,416,165 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,416,165 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 93,441 Shares issuable upon exercise of the Bios Directors Options, (ii) 574,432 Shares directly held by Bios Fund II, (iii) 1,876,624 Shares directly held by Bios Fund II QP, (iv) 251,211 Shares directly held by Bios Fund II NT, (v) 997,433 Shares directly held by BIOS Incysus, (vi) ) 570,724 Shares directly held by Bios Fund III, (vii) 3,727,597 Shares directly held by Bios Fund III QP and (viii) 601,980 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Excludes a total of 3,140,803 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner of the Bios III Entities. Bios Equity COF is the general partner of Bios COF. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III, and is the general partner of Bios Equity COF. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III Entities and Bios COF.

(2) Based on 72,546,543 Shares, which consists of (i) 46,786,948 Shares outstanding as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, (ii) the PIPE Shares and (iii) 93,441 Shares issuable upon exercise of the Bios Directors Options.

Explanatory Note

This amendment (this “Amendment No. 2”) hereby amends the Schedule 13D originally filed by certain Reporting Persons (as defined below) on August 13, 2021 (the “Original Statement”) and Amendment No. 1 to the Original Statement filed on December 15, 2023 (“Amendment No. 1 and together with the Original Statement, the “Prior Statement”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.0001 per share (“Shares”), of IN8bio, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 2 is to report a greater than 1% change in the percentage of shares beneficially owned by the Reporting Persons and the acquisition of certain securities by Bios Clinical Opportunity Fund, LP (“Bios COF”). Except as otherwise provided herein, each Item of the Prior Statement remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Prior Statement.

Item 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed jointly by:

(i)	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”);

(ii)	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”);

(iii)	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”);

(iv)	Bios Incysus Co-Invest I, LP, a Delaware limited partnership (“Bios Incysus”);

(v)	Bios Fund III, LP, a Delaware limited partnership (“Bios Fund III”);

(vi)	Bios Fund III QP, LP, a Delaware limited partnership (“Bios Fund III QP”);

(vii)	Bios Fund III NT, LP, a Delaware limited partnership (“Bios Fund III NT”);

(viii)	Bios Clinical Opportunity Fund, LP, a Delaware limited partnership (“Bios COF”);

(ix)	BP Directors, LP, a Delaware limited partnership (“Bios Directors”);

(x)	Bios Equity Partners, LP, a Texas limited partnership (“Bios Equity I”);

(xi)	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”);

(xii)	Bios Equity Partners III, LP, a Texas limited partnership (“Bios Equity III”);

(xiii)	Bios Equity COF, LP, a Texas limited partnership (“Bios Equity COF”);

(xiv)	Cavu Management, LP, a Texas limited partnership (“Cavu Management”);

(xv)	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”);

(xvi)	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”);

(xvii)	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”);

(xviii)	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”); and

(xix)	Aaron Glenn Louis Fletcher, Ph.D. a United States citizen (“Dr. Fletcher”).

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Bios Equity I is the general partner of Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively, “Bios Equity II Entities”). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Bios Equity COF is the general partner of Bios COF. Cavu Management and Bios Management are the general partners of Bios Equity I, Bios Equity II and Bios Equity III and Bios Management is the general partner of Bios Equity COF. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. Due to the foregoing relationships, Bios Equity I, Bios Equity II, Bios Equity III, Bios Equity COF, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis and Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III and Bios COF (together, the “Bios Equity Entities”). The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

(c)

(i)	The principal business of Bios Fund II is to invest in securities;

(ii)	The principal business of Bios Fund II QP is to invest in securities;

(iii)	The principal business of Bios Fund II NT is to invest in securities;

(iv)	The principal business of Bios Incysus is to invest in securities;

(v)	The principal business of Bios Fund III is to invest in securities;

(vi)	The principal business of Bios Fund III QP is to invest in securities;

(vii)	The principal business of Bios Fund III NT is to invest in securities;

(vii)	The principal business of Bios COF is to invest in securities;

(ix)	The principal business of Bios Directors is to invest in securities;

(x)	The principal business of Bios Equity I is to serve as the sole general partner of Bios Directors and other related entities;

(xi)	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and other related entities;

(xii)	The principal business of Bios Equity III is to serve as the sole general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities;

(xiii)	The principal business of Bios Equity COF is to serve as the sole general partner of Bios COF and other related entities;

(xiv)	The principal business of Cavu Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and other related entities;

(xv)	The principal business of Bios Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Equity COF and other related entities;

(xvi)	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management and other related entities;

(xvii)	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management and other related entities;

(xviii)	The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Directors and other related entities; and

(xix)	The principal occupation of Dr. Fletcher is to serve as the sole manager of Bios Advisors and Bios COF and as a co-manager of each of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Directors and other related entities. Dr. Fletcher also currently serves as a director of the Issuer.

(f)

The information set forth in Item 2(a) of this Amendment No. 2 is incorporated herein by reference.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 6 is incorporated herein by reference. The closing of the Private Placement took place on October 4, 2024. Bios COF purchased the Bios COF Warrants using working capital from capital contributions and funds from lines of credit entered into in the ordinary course of business.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(c)

Except as otherwise disclosed in Item 6 below, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer during the 60 days prior to the date hereof.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Prior Statement is hereby amended

2024 Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement (the “2024 Securities Purchase Agreement”), dated as of September 30, 2024, between the Issuer and Bios COF, Bios COF purchased from the Issuer in a private placement (the “2024 Private Placement”) 709,040 units at a price of $0.3949 per unit, each unit consisting of (i) one pre-funded warrant (the “Pre-Funded Warrants”) to purchase one share of Common Stock and (ii) one Series C warrant (the “Series C Warrants”) to purchase one share of Common Stock.

The summary of the 2024 Securities Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrants

Each Pre-Funded Warrant to be issued in the 2024 Private Placement will have an exercise price of $0.0001 per share, will be exercisable immediately and will be exercisable until the Pre-Funded Warrant is exercised in full. In lieu of making the cash payment otherwise contemplated to be made to the Issuer upon exercise of a Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

In connection with the closing of the 2024 Private Placement, the Series A warrants initially issued to Bios COF on December 13, 2023 (the “Series A Warrants”) were amended to reduce the exercise price of such warrants from $1.25 to $0.45, and the termination date of such warrants was extended to October 4, 2024.

The Series B Ordinary Warrants issued to Bios COF on December 13, 2023 (the “Series B Warrants”) remained unchanged as a result of the 2024 Private Placement.

The Series C Warrants (together with the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants, the “Bios COF Warrants”) will be exercisable immediately at an exercise price of $0.27 and will expire on October 4, 2027.

Under the terms of the Bios COF Warrants, the Company may not give effect the exercise of any such Bios COF Warrant if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of Common Stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act would exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise, which percentage may be increased or decreased at the holder’s election upon notice to the Company, up to 19.99%. As of the filing of this Amendment No. 2, the applicable beneficial ownership limitation with respect to the Bios COF Warrants is 4.99%.

The summary of the Bios COF Warrants contained herein is qualified in its entirety by reference to the full text of the Forms of Warrants, a copy of each of which is filed as an exhibit hereto.

2024 Registration Rights Agreement

Also on September 30, 2024, Bios COF entered into a registration rights agreement (the “2024 Registration Rights Agreement”) with the Issuer and the other investors party thereto, pursuant to which the Issuer agreed to register for resale under the Securities Act of 1933, as amended, the Shares underlying the Pre-Funded Warrants and Series C Warrants.

The summary of the 2024 Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Amendment No. 1, filed December 15, 2023)

Exhibit 99.2: Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)

Exhibit 99.3: Form of Series C Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)

Exhibit 99.4. Form of Amendment No. 1 to Series A Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)

Exhibit 99.5: 2024 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)

Exhibit 99.6: Form of 2024 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS INCYSUS CO-INVEST I, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS FUND III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS FUND III QP, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS FUND III NT, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS CLINICAL OPPORTUNITY FUND, LP

By:	Bios Equity COF, LP,
its general partner

	By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BP DIRECTORS, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS EQUITY PARTNERS III, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS EQUITY COF, LP

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

CAVU MANAGEMENT, LP

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC
its general partner

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

CAVU ADVISORS, LLC

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

BIOS ADVISORS GP, LLC

By:	/s/ Daniel Schwarz
Daniel Schwarz
Attorney-in-Fact

/s/ Daniel Schwarz
DANIEL SCHWARZ, as Attorney-in-Fact for Leslie W. Kreis, Jr.

/s/ Daniel Schwarz
DANIEL SCHWARZ, as Attorney-in-Fact for Aaron G.L. Fletcher